PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(TO PROSPECTUS DATED MAY 23, 2006)	Registration No. 333-134409

$300,000,000

ARVINMERITOR, INC.

4.625% CONVERTIBLE SENIOR NOTES DUE 2026

SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

This prospectus supplement no. 1 supplements and amends the prospectus dated May 23, 2006 (as so supplemented and amended, the “prospectus”), relating to the resale from time to time by certain selling securityholders of our 4.625% Convertible Senior Notes Due 2026 and shares of our common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholders, supplements and amends the information in the table appearing under the heading “Selling Securityholders” in the prospectus. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $300,000,000 aggregate initial principal amount of notes outstanding. The number of shares of common stock owned prior to the offering excludes shares of common stock issuable upon conversion of the notes. The number of shares of common stock offered hereby is based on the initial conversion rate equivalent to 47.6667 shares of common stock per $1,000 initial principal amount of notes and a cash payment in lieu of any fractional share.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering		Common Stock Offered Hereby
HBK Master Fund L.P. (2)	$20,500,000	6.8%	—		977,167
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Pre 82	1,455,000	*	—		69,355
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Post 82	3,265,000	1.1	—		155,631
Stanfield Offshore Leveraged Assets, Ltd. (3)	7,500,000	2.5	63,200	(4)	357,500

*Less than one percent of the notes outstanding.

(1) We believe any excess of the total amount of registered sales by selling securityholders is the result of (i) sales by selling securityholders who previously registered their securities in unregistered exempt transactions and the subsequent registration by the purchasers thereof, or (ii) registration by selling securityholders who had acquired their securities in a previously registered transaction.

(2) HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

(3) The beneficial holder of the securities is Stanfield Offshore Leveraged Assets, Ltd. (“SOLA”), a Cayman Islands exempted company. The investment manager of SOLA is Stanfield Capital Partners LLC, a New York limited liability company, which is an investment adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The members of the management committee of Stanfield Capital Partners LLC are Dan Baldwin, Steve Alfieri, Chris Jansen, Sarah Street and Chris Greetham, each of whom disclaims beneficial ownership of the securities owned by SOLA.

(4) Represents less than one percent of the Company’s outstanding common stock based on approximately 70.5 million shares outstanding as of April 30, 2006.

Investing in the notes and the underlying shares of common stock involves significant risks. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 31, 2006.